Exhibit 99.1

VISION MARINE TECHNOLOGIES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED AUGUST 31, 2024

DECEMBER 5, 2024

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	3
GENERAL DEVELOPMENT OF THE BUSINESS	3
History and Development of the Corporation	3
DESCRIPTION OF THE BUSINESS OF THE CORPORATION	4
General	4
Risk Factors	13
DIVIDENDS AND DISTRIBUTIONS	38
DESCRIPTION OF CAPITAL STRUCTURE	38
General Description of Capital Structure	38
MARKET FOR SECURITIES	40
Trading Price and Volume of Trading of Common Shares	40
Prior Sales	41
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	41
DIRECTORS AND OFFICERS	42
Name, Occupation and Security Holding	42
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	43
Conflicts of Interest	44
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	44
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
TRANSFER AGENT AND REGISTRAR	44
MATERIAL CONTRACTS	44
INTERESTS OF EXPERTS	48
ADDITIONAL INFORMATION	49

FORWARD-LOOKING STATEMENTS

This Annual Information Form of Vision Marine Technologies Inc. (“Vision Marine” or the “Corporation”) contains forward-looking statements and forward-looking information, as such terms are defined under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “intent”, or the negative of these terms or other comparable terminology. These forward-looking statements are only predictions. Actual events or results may differ materially. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	general economic and business conditions, including changes in interest rates;

•	our ability to develop our electric powertrain system in a timely and costly manner, if we can develop it at all;

•	global pandemics and other natural phenomena;

•	actions by government authorities, including changes in government regulation;

•	uncertainties associated with legal proceedings;

•	changes in the electric vehicle market;

•	future decisions by management in response to changing conditions;

•	our ability to execute prospective business plans;

•	misjudgments in the course of preparing forward-looking statements;

•	our ability to raise sufficient funds to carry out our proposed business plan;

•	developments in alternative technologies or improvements in the internal combustion engine for recreational maritime vehicles;

•	dependency on certain key personnel and any inability to retain and attract qualified personnel;

•	inability to reduce and adequately control operating costs;

•	failure to manage future growth effectively; and

•	labor and employment risks.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements or we may have made misjudgments in the course of preparing the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this Annual Information Form and other documents that we may file from time to time with the securities regulators.

With respect to forward-looking statements contained in this Annual Information Form, the Corporation has made assumptions regarding: future commodity prices; future foreign exchange rates; the impact of increasing competition; conditions in general economic and financial markets; availability of skilled labour; current technology; results from operations, including cash flow; timing and amount of capital expenditures; effects of regulation by governmental agencies; future operating costs; and the Corporation’s ability to obtain financing on acceptable terms. Readers are cautioned that the foregoing list of factors is not exhaustive.

The above summary of assumptions and risks related to forward-looking information has been provided in this Annual Information Form in order to provide readers with a more complete perspective on the Corporation’s future operations. Readers are cautioned that this information may not be appropriate for other purposes.

The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement. The Corporation is not under any duty to update or revise any of the forward-looking statements except as expressly required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation’s head office and principal address is located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

The Corporation was incorporated pursuant to the Business Corporations Act (Quebec) on August 29, 2012, under the name Riopel Marine Inc. On April 23, 2020, the Corporation changed its name to Vision Marine Technologies Inc. The principal business is to manufacture and sell or rent electric boats. The Corporation has five wholly-owned subsidiaries.

Intercorporate Relationships

The following diagram illustrates the organizational structure of the Corporation:

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development of the Corporation

We were incorporated pursuant to the Business Corporations Act (Quebec) on August 27, 2012, under the name Riopel Marine Inc. On April 23, 2020, we changed our name to Vision Marine Technologies Inc. and our principal activity is the design, development and manufacturing of electric outboard powertrain systems and power boats and the renting of electric boats. We have two wholly-owned subsidiaries and three indirectly wholly-owned subsidiaries.

On November 27, 2020, we issued 2,760,000 common shares in our initial public offering. After deducting underwriting discounts, commissions and offering expenses, the net proceeds from the offering were approximately US$24,940,000. In connection with the offering, we listed our common shares on the Nasdaq Capital Market under the symbol “VMAR”.

On June 3, 2021, we acquired an electric boat rental business in Newport, California for approximately $9,020,271, of which $5,546,039 was paid in cash and $3,474,232 of which was paid in the form of common shares.

Our principal executive offices are located at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec J7G 2A7, Canada. Our phone number is 450 951 7009.

DESCRIPTION OF THE BUSINESS OF THE CORPORATION

General

We are in the business of designing and manufacturing electric outboard powertrain systems, power boats, and related technology and the renting of electric boats. We believe that our electric outboard powertrain systems are significantly more efficient and powerful than those currently being offered in the market today. In particular, we have recorded powertrain efficiencies of more than 96%, well above the 54% efficiency that we recorded for our principal competitor’s product. Increases in powertrain efficiency allow for more power and range, both of which are highly desirable characteristics for consumers in the marketplace. Although our primary focus is on electric outboard powertrain technology, we will continue to design, manufacture and sell our high-performance, fully-electric boats to commercial and retail customers. According to Allied Market Research, the global electric boat market will reach US$16.60 billion in 2031 up significantly from US$5 billion in 2021, growing at a compound annual growth rate of 12.9% from 2022 to 2031.

We have developed our first fully-electric outboard powertrain system that combines an advanced battery pack, inverter, high-efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our technologies used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance. We believe our approach in marketing and selling our powertrain technology to boat designers and manufacturers will enable us to leverage their distribution and servicing systems with minimal capital outlay. We expect our core intellectual property contained within our outboard electric powertrain systems to form the foundation for our future growth and for such systems to represent the majority of our revenue.

We continue to manufacture hand-crafted, highly durable, low maintenance, environmentally-friendly electric recreational powerboats. In our last three fiscal years 2024, 2023 and 2022, we manufactured 45, 46, and 58, respectively. We sell powerboats to retail customers and operators of rental fleets of powerboats through which we seek to build brand awareness. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We conduct our transactions directly to customers through our website or through a network of marinas, distributors and show rooms.

In an effort to improve air quality and protect local water habitats, cities and local municipalities are beginning to ban or restrict the use of gasoline- and diesel-powered boats from local waterways, lakes and rivers. For example, Teal Lake in Michigan, USA, bans the standard use of powerboat motors fueled by gasoline or diesel. This trend is beginning to take hold in other parts of the United States, including Washington State, which has provided clear examples of the harm that gasoline products cause on local waterways, and New Hampshire, where the Department of Safety has published restrictions on the use of gasoline and diesel-powered boats across its state.

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats by acquiring EB Rental, Ltd., an entity that rents electric boats in Newport Beach, California. Since that time, we added two more locations: one in Ventura, California which is held by EB Rental Ventura Corp. and one in Palm Beach, Florida which is held by EBR Palm Beach Inc. We plan on opening a another rental operation in Dania Beach, Florida which will be held by EB Rental FL Corp. In addition to generating revenues from the rental of our powerboats, our rental locations build brand awareness and act as an open-water showroom for potential buyers. On April 25, 2024, we sold EB Rental, Ltd. for $1,089,302 in order to partially finance patent applications for our electric outboard powertrain systems. See next section.

Our Electric Outboard Powertrain Systems

A powertrain system is a vehicle’s infrastructure that converts energy into movement. In an electric boat, that infrastructure starts at the battery pack, continues with an inverter, goes to the motor and ends with the propeller. Electric powertrains have less moving parts than powertrains for boats with an internal combustion engine and, as a result, tend to break less and require less complex servicing.

The efficiency of a powertrain system determines the range of a boat on a single battery charge and the speed at which the boat operates. We find existing electric powertrain systems unsatisfactory because of their insufficient yields and limited power range. In 2015, we decided to research technology to take advantage of this vacuum and develop an in-house system, relying on existing third-party components where possible. We noted the need for innovation in the following areas:

•	optimizing the electric motor to improve efficiency and range by customizing the power to the motor from different battery suppliers;

•	developing optimization software that reads and calibrates the controller to suit the current use of the outboard electric powertrain system;

•	using appropriate components, including the battery;

•	customizing gears and propellers to a boat’s specifications. We have recorded the efficiency of our principal competitor’s electric powertrain system as 54%, meaning that only 54% of the power leaving the battery pack reached the propeller, although their technology may have improved since that recording. Our proprietary union and direct transmission system allow our prototype powertrains to have an efficiency of 96% which provides a competitive advantage over current electric outboard motors. We have also chosen a propeller design which when combined with the efficiencies obtained using our proprietary union and transmission system, provides optimal results; and;

•	developing an innovative controller, in particular, one that:

o	improves control over thermal overheating and thus protects the electric powertrain system;

o	incorporates a dual electrical and mechanical cooling system allowing for a better performance of the electric powertrain system;

o	detects possible operating problems (for example cavitation); and

o	reduces jolts and noise.

Our E-Motion™ 180e outboard electric powertrain system is designed to have 180 hp (horsepower) and 236 Lb. ft at 96% load. Furthermore, the electric powertrain system will be liquid cooled as compared to air cooled.

In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada.

Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. Although we believe that we can produce up to 300 electric powertrains per year in our current facilities in addition to producing 150 boats per year, we believe that contracting out the production of the electric powertrains will allow us to dedicate more time and resources to the development of additional electric powertrains.

The production of our electric powertrains will consist of assembling components from third parties, including battery packs, inverters and high-efficiency motors. We intend to use advanced batteries primarily from two suppliers, Octillion and Neogy, but as we are able to use a wide range of batteries we could use other suppliers. We will source the inverters from UQM (Danfoss Editron) and motors from UQM (Danfoss Editron).

In January 2022, we announced our partnership with Octillion to develop a customized high voltage 35 KW high density battery. Octillion will manufacture a new advanced electric battery system, “Polar 35” to power our E-Motion™ outboard powertrain. The configuration of the battery pack is smaller than that of a typical fuel tank, which in turn makes it easier to custom fit in virtually any boat.

During that same period, we partnered with Nextfour Solutions Ltd. to further develop a customized multifunctional display to be integrated within our E-Motion™ 180 fully electric powertrain system.

In February 2022, we partnered with Weismann Marine, LLC to design and develop a lower unit (or gearcase) assembly. We partnered with Hellcat Powerboats to include our outboard powertrain in the boat that achieved a world record speed of 109 mph for an all-electric boat in 2022.

Our electric powertrains will be controlled by control software developed in house. We have used open-source software code to develop our own battery management system software that will be tailored to regulate the power from the battery pack to the electric motor and its related systems.

We have received governmental support in connection with our development of electric powertrains. In our 2024, 2023, and 2022 fiscal years, we recognized grants and investment tax credits amounting to $66,671, $232,882 and $1,458,632, respectively, of which nil, $144,032 and $1,408,840, respectively, is presented against research and development expenses.

In July 2022, we launched a partnership with Group Beneteau to integrate our outboard motors onboard several models across Group Beneteau’s brand portfolio.

In August 2023, our outboard powertrain was included in the boat that broke our previously held world record speed for an all-electric boat when it achieved a speed of 116 mph. In October 2023, we announced the delivery of our E-Motion™ Electric Powertrain Technology to Groupe Beneteau, Four Winns to be the inaugural electric motors integrated on the Four Winns H2e Bowrider. Group Beneteau has announced that they intend for its other brands to also use this technology both in North America and Europe. In November 2023, we received an initial purchase order from Wired Pontoon for 25 units of the E-Motion™ 180E outboard and powertrain systems.

In September 2024, we launched the E-Motion™ 180e inboard electric motor system. Delivering an impressive continuous 180hp at the propeller, this new system opens an important market segment for us, significantly expanding the range of vessels that can benefit from its advanced electric propulsion technology. Following extensive development and rigorous testing, this inboard system incorporates 95% of the components from the E-Motion™ outboard powertrain system, so that the outboard motor system can relay the proven reliability and consistent performance of the inboard system. This seamless integration allows us to extend our offerings within the electric marine sector, positioning us to meet the growing demand for electric propulsion solutions in both outboard and inboard applications.

During the 2024 fiscal year, we completed 5 patent applications with respect to our electric outboard powertrain system and plan on completing the remaining 19 patent applications related to this innovation over the next year.

Specifications of our first outboard electric powertrain:

We have developed our first fully-electric outboard powertrain system that combines an advanced battery pack, inverter, high-efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. We set out below the current specifications of this outboard electric powertrain.

Maximum power	180 HP, 135 kW

Max torque	250 ft.lb, 340 Nm

Continuous power	90 kW

Voltage	650 V

Efficiency	96%

Weight	413 Lbs., 188 kg

Lithium Battery	60 - 420 kW

Shaft Length	S - XL

Cooling	Water

Control	Can bus

As we develop our electric powertrain systems, we envisage a 335-horsepower version of our electric outboard engine to be released.

Our Powerboats

We manufacture four models of electric powerboats and are preparing to launch a fifth model. Each model is available in different standard variations or may be customized according to a purchaser’s specifications.

	Bruce 22	Volt 180	Fantail 217	Quietude 156	Phantom

Starting Price	$73,995	$44,995	$49,995	$35,495	$19,123 - $38,252
E-Propulsion Power	5 HP	5 HP	5 HP	5 HP	5 HP
E-Motion Power	180 HP	180 HP	n/a	n/a	n/a
Capacity	5-8 passengers	11 Canada, 14 US	8-10 passengers	4 passengers	10 passengers
Dry Weight	1088 Kg (2400 pounds)	720 kg (1600 pounds)	775 kg (1705 lbs.)	800lbs	1,072Ibs
Hull Material	Fiberglass	Fiberglass (Infusion Sandwich)	Fiberglass	Fiberglass	Injection moulding
Overall Length	6.7 m (22′)	5.4 m (17’9”)	6.6 m (21’7”)	4.7 m (15’6”)	5.03 m (16’6”)
Overall Width	2.08 m (6’6”)	2.13 m (7’)	2.03 m (6’8”)	1.5 m (4’11”)	1.89 m (6’ 0”)
Draft	0.45 m (18”)	0.30 m (12”)	0.43 m (20”)	0.18 m (8”)	0.305 m (12”)
Homologation	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU

Woodwork	Mahogany, Teak	Synthetic	Synthetic	Synthetic	n/a

Propulsion	E-Motion	E-Propulsion	E-Propulsion	E-Propulsion	E-Propulsion
Battery Type	Lithium ion	Lithium ion	Lithium ion	Lithium ion	Lithium

For each of our boats, our consumers are able to customize certain aspects including color (for the hull, striping, interior and deck), radio and covers and other storage options. In addition, there are customizations that are just available for some boat models, including propulsion and batteries.

Bruce 22

Reaching speeds of up to approximately 41 miles per hour (66 kph), the Bruce 22 is our flagship boat. We offer three variations of the Bruce 22: a Hatchback Classic (a 100 kWh five-seater starting at $279,995), an Open Utility (a 100 kWh eight-seater starting at $289,995) and the Bruce22 T (a 4 kWh eight-seater starting at $73,995). In addition to the customizations that are available for each of our boats, purchasers may customize the Bruce 22 by choosing among various options including type of propulsion (Piktronic, Torqeedo or Min-Kota), inserts (mahogany, permatek and fiber glass) and other options (including ski pole, underwater light and a swim platform). In our 2024 fiscal year, we sold 2 Bruce 22s.

Volt 180

Reaching speeds of up to approximately 30 miles per hour (48 kph), the Volt 180 is a powerful boat that can be used for various watersports. In addition to the customizations that are available for each of our boats, purchasers may customize the Volt 180 by choosing among various options including the power of the motor (available in 2, 3, 6, 10, 60 and 125 kilowatts), accessories (including racing seats, fish rod holder, depth finder and anchor) and other options (including bumper, types of canopies and a premium sound system). In our 2024 fiscal year, we sold 13 Volt 180s.

Fantail 217

We designed the Fantail 217 with a view towards relaxation rather than speed. The Fantail 217 starts at $49,995, seats up to ten people and has a maximum speed of approximately 10 miles per hour (6 kph). In addition to the customizations that are available for each of our boats, purchasers may customize the Fantail 217 by choosing among various options including the type of motor (Torqeedo Salt Water, E-Tech, Min-Kota or E-Propulsion), number of batteries (up to eight), type of canopy (aluminum, stainless steel or fiberglass) and other options (including night navigation light, a double horn and bottom paint). In our 2024 fiscal year, we sold 16 Fantail 217s.

Quietude 156

As the name suggests, we designed the Quietude 156 with an eye towards tranquility over speed or power. The Quietude 156 starts at $35,495, seats four passengers and reaches a top speed approximately 6 miles per hour (10 kph). The Quietude 156 comes with a Min-Kota 36V motor, but purchasers may still customize other aspects of the Quietude 156 by choosing among various options including the type of table to be used, the type of canopy and electronics that can be included (such as a Bluetooth marine radio and a depth meter). In our 2024 fiscal year, we sold 2 Quietude 156s.

Phantom

We designed the Phantom specifically for the boat rental market. The Phantom starts at US$19,123 for the hull only, seats up to ten passengers and reaches a top speed approximately 5 miles per hour (8 kph). The Phantom is made out of recyclable plastic and is US Coast Guard approved. We launched the Phantom in our 2023 fiscal year. In our 2024 fiscal year, we sold 8 Phantoms.

Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our consolidated financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Cautionary Note Regarding Forward-Looking Statements.”

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have six years of audited financial statements. Your investment decision will not be made with the same data as would be available if we had a longer history of public reporting.

We currently have a net loss, and if we are unable to obtain and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $14.1 million in our 2024 fiscal year as compared to a net loss of $20.9 million in our 2023 fiscal year and a net loss of $13.1 million in our 2022 fiscal year. Net loss may grow or we might never maintain net income in certain circumstances, many of which are beyond our control. Our revenues might not significantly exceed our expenses, or could be less than our expenses. It may take us longer to obtain and maintain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain our net income would mean that we would have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent the majority of our revenue in coming accounting periods. We have built prototypes of our electronic powertrain. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Although we have received LOIs from OEMs for over 1,000 powertrains through the year ended August 31, 2024, such LOIs are non-binding and may never result in any actual sales. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline and we may not meet our new timelines. Additionally, we had anticipated developing a 335-horsepower version within 18 months of our annual report in 2022, however, we were unsuccessful in meeting that anticipated date and may never develop such a powertrain. If we are unable to commercialize our products or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

To carry out our proposed business plan to build up inventory for order fulfilment, increase brand awareness and develop a new powertrain for our engines, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred share financings in the future, and we have been active in using our at-the-market offering set up in October 2024. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

•	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric powerboats;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•	consumers’ perceptions about convenience and cost to charge an electric powerboat;

•	the availability of tax and other governmental incentives to manufacture electric powerboats; and

•	perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors over inboard motors.

We envision the majority of our growth deriving from the sale of one of our product candidates, an electric powertrain for an outboard motor. If consumer preferences led to a decline in outboard motors, the OEMs we intend to sell to may produce less boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers, namely:

•	hulls: we purchase all of our hulls from Manunor Inc.;

•	motors: for our electric powertrains, we purchase motors from Danfoss Technologies and E-Propulsion for all our boats;

•	powertrains: we purchase approximately 100% of our low powered powertrains from E-Propulsion, a Chinese company specialized in the research, development and production of components for electric outboard engines;

•	battery packs: we purchase 100% of our lithium-ion batteries from Neogy who in turn rely upon Samsung cells. We have an agreement with Octillion Power Systems (“Octillion”) to provide marine specific batteries to power the E-Motion™ powertrain; and

•	casings: we purchase the casings for our powertrains from Tohatsu Corporation, a Japanese company.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. Some of our third-party suppliers have experienced delays in delivering parts and components for our products. If we continue to experience delays in receiving our supplies from these third-parties, if they significantly increased the cost of these components or if they ceased offering us these components, we would have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

Revenues from our electric boat rental business may be affected by a variety of factors that are outside of our control.

Revenues from our electric boat rental business represented 51% of our total revenues in our fiscal year 2024. Future revenues from EBR may be affected by factors that are outside of our control, including:

•	the appearance, safety, economic health and ability to continue to attract visitors willing to rent electric vehicles at our facilities at the Lido Village and Portside Ventura marinas;

•	the ability to successfully operate our rental operation in Ventura, California that was opened in the second half of our 2023 fiscal year with 6 boats;

•	the ability to successfully operate our rental operation in Palm Beach, Florida that was opened during the 2024 fiscal year with 6 boats initially;

•	the continued desirability of boat rentals as a leisure activity;

•	prolonged unfavourable weather conditions may lead to reduced demand for boat rentals; and

•	the local economic condition in and around the areas we offer rentals or may offer rentals in the future.

If revenues from our electric boat rental business decrease significantly, it may cease to be profitable or our revenues may not be as large as we currently project.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1,000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may suffer a decline in our competitive position. Any failure to keep up with advances in electric powerboat technology would result in a decline in of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain candidate. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture either lead or lithium battery cells which makes us depend upon suppliers of battery cell technology for our battery packs.

Demand in the powerboat industry is highly volatile.

Volatility of demand in the powerboat industry, especially for recreational powerboats and electric powerboats may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced. Adverse weather could also affect income from our rental business as we tend to rent significantly less boats on rainy or otherwise unappealing days than on sunny and attractive ones. If we experience more rainy or otherwise unappealing days at our marinas than normal, our income from the rental of electric boats could materially decline.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

In the past, most of our sales were directly placed with us online, but approximately 70% of our sales of electric boats in the 2024 fiscal year were derived from our network of independent dealers. We have agreements with dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality, price, value and availability of the manufacturers’ products, the manufacturers’ attention to customer service and the marketing support that manufacturers provide to dealers. We will face intense competition from other recreational powerboat manufacturers in attracting and retaining dealers, and we might not be able to attract or retain relationships with qualified and successful dealers as well as our competition, if at all. We might not be able to maintain or improve our relationship with dealers or our market share position. In addition, independent dealers in the recreational powerboat industry have experienced significant consolidation in recent years, which could inhibit our ability to retain them or result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. If we do not establish a significant network of dealers, our future sales could fail to meet our projections, and our business, financial condition and results of operations may be adversely affected.

We envision that our success will depend, in part, upon the financial health of our dealers and their continued access to financing.

We seek to increase revenues and diversify our sales points by expanding our network of independent dealers. The financial health of our current and any future dealers is critical to our success. Our business, financial condition and results of operations may be adversely affected if the financial health of dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations and personal financial issues.

In addition, dealers require adequate liquidity to finance operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to floor plan financing generally facilitates dealers’ ability to purchase powerboats from us, and their financed purchases reduce our working capital requirements. If floor plan financing were not available to our dealers, our sales and our working capital levels could be adversely affected. The availability and terms of financing offered by dealers’ floor plan financing providers will continue to be influenced by:

•	their ability to access certain capital markets and to fund their operations in a cost-effective manner;

•	the performance of their overall credit portfolios;

•	their willingness to accept the risks associated with lending to dealers; and

•	the overall creditworthiness of those dealers.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although we manufacture our products in Canada, in our last fiscal year approximately 94% of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. Such policy changes may place greater restrictions and economic disincentives on international trade and may have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Interest rates and energy prices affect marine products’ sales

Although our products are not frequently financed by our dealers and retail powerboat consumers, we envision this becoming more common as we expand our operations and grow our network of distributors. This may not occur if interest rates meaningfully rise because higher rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Energy costs can represent a large portion of the costs to manufacture our products and increase their ultimate sales price. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a recreational powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a sufficiently large number of products sold and shipped, and if we decide to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Xavier Montagne, our Chief Operating Officer and Chief Technology Officer, and Raffi Sossoyan, our Chief Financial Officer. A number of these key employees and consultants have significant experience in the recreational boating and manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our powerboats cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our company and its operating results.

Our powerboats are subject to mandated safety standards and failure to meet those standards would have a material adverse effect on our business and operating results.

Given the inherent dangers involved with powerboats, all powerboats sold must comply with federal, state and provincial safety standards. Additionally, most powerboats sold in the United States meet the safety standards set by the American Boat and Yacht Counsel (“ABYC”), a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats and the National Marine Manufacturers Association (“NMMA”). Our powerboats have been certified by the United States Coast Guard and the Canadian Coast Guard, meet the ABYC safety standards and have received CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area. Loss of any of these certifications or failure to obtain them for future products could have a material adverse effect on our business and operating results.

We intend to rely on a third-party for the manufacture of what we envision will become our principal product.

If we are able to commercialize our E-Motion™ electric powertrain, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities we believe that we are limited to producing 300 electric powertrains per year in addition to producing 150 boats per year). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

If we are unable to meet the service requirements of our customers, our business will be materially and adversely affected.

We do not offer warranties or provide service for our boats and do not intend to offer warranties on our powertrains systems. Instead, the purchasers of our boats and of our powertrains may rely upon the warranties and services of the manufacturers of the components used in our boats. As all such warranties are provided by third-party suppliers, the quality and timeliness of such service is outside of our control. Additionally, the terms of such warranties, including the length of time of coverage, and servicing terms, including locations and labor cost, are not uniform. If our purchasers and potential purchasers believe that warranties and servicing capabilities provided by our third-party suppliers are unable to successfully address their service requirements, the reputation of our brand will suffer and business and prospects could be materially and adversely affected.

If we are unable to meet our production and development goals, we may need to change our business plans or the timeline in which we expect to carry them out.

Our ability to carry out our business plans depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we did not meet these goals. If any such delays or failures were to cause a material change to our proposed business plans, such change could result materially adverse changes in our projected revenues or expenses.

We may not succeed in establishing, maintaining and strengthening the Vision Marine brand, which would materially and adversely affect customer acceptance of our boats and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Vision Marine brand and the brands of our powerboat models. Any failure to develop, maintain and strengthen these brands may materially and adversely affect our ability to sell our products. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base. We expect that our ability to develop, maintain and strengthen the Vision Marine brand will also depend heavily on the success of our marketing efforts. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

Although we do not materially use raw materials in the production of our electronic powerboats, we purchase the necessary parts and components for our boats from third-party suppliers that do. Were those third-party suppliers to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, the corresponding parts and components could become more costly or less available (if still available at all). For example, our supply chain has been impacted by the COVID-19 pandemic as some of our third-party suppliers have experienced delays in delivering parts and components for our products. We are particularly exposed to a supply-chain risk as we have not contractually secured long-term supply commitments at fixed prices with our third-party suppliers. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and price fluctuations and material shortages could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to meet demand;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our boats. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our boats until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric boat manufacturers to the extent they determine that the boats are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased electric boat prices. We might not be able to recoup increasing costs of raw materials by increasing boat prices. We publish the price for the base model of our powerboats. However, any attempts to increase the published prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of orders and could materially adversely affect our brand, image, business, prospects and operating results.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the Securities and Exchange Commission (“SEC”) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We have not determined whether we need to file a report on Form SD, and we have yet to file a Form SD. We will need to expend time and money on determining whether our products contain conflict minerals. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

If the governmental grants and tax credits that we receive were to be no longer available, our net earnings would be materially reduced.

We receive governmental benefits in connection with our operations. In connection with the production of our powerboats and our research into green technology, we have been able to receive tax credits and grants provided by the Quebec provincial government and the Canadian federal government. In our 2024, 2023, and 2022 fiscal years, we recognized grants and investment tax credits amounting to $66,761, $232,882, and $1,458,632, respectively. We intend to continue applying for such grants and receiving such tax credits. Without such grants and tax credits, our net loss in each of the past two fiscal years would have been larger. If they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

Additionally, the amount of the grants and investment tax credits that we received in our 2024 fiscal year were 29% of what we received in our 2023 fiscal year and 5% of what we received in our 2022 fiscal year. We might never be able to increase the grants and investment tax credits that we received to the levels that we received in the past.

The unavailability, reduction or elimination of government regulations on waterways could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market or sell our powerboats or powertrains successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;

•	forecasting production and revenue;

•	expanding our marketing efforts, including the marketing of a new powertrain that we use;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes; and

•	addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union. It is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, that of our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we or any third-party manufacturer that we use will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in Quebec. Competition for qualified employees could require us or third-party manufacturers to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We compete with a variety of other activities for consumers’ scarce leisure time.

Our powerboats are used for recreational and sport purposes, and demand for our powerboats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our products.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Any judgment or settlement for personal injury or wrongful death claims could be more than our assets and, even if not justified, could prove expensive to contest.

We do not provide warranties for our powerboats but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the components for our powerboats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

Apart from trademark applications that we filed with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not protected our intellectual property rights through patents or formal copyright or trademark registration, and we do not currently have any patent applications pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

Although we have retained a patent lawyer to begin the process of filing patent applications for up to 24 patents related to our E-Motion™ electric powertrain system, to date, we have filed five completed patent applications. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we ever file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names.

We have submitted applications for registered trademarks for our name and some of our brands, but not all of these applications have been granted. Any pending trademark applications that we filed with a relevant governmental authority for brand names/logos might not be approved as might any such future applications. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, trademarks or registered copyrights and have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;

•	establish and maintain alternative branding for our products and services; or

•	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec, a substantial portion of our assets are in Canada and the majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Most of our officers and directors, as well as our auditor, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers, and our auditor who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including growing inflationary concerns, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in

•	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

•	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

Our business may be materially affected by future pandemics

Potential future pandemics may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the pandemic, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Such pandemics may disrupt our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Delays in our supply chain could adversely impact our production and, in turn, our revenues. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in the United States and Canada, but approximately 94% of our sales and rentals have occurred in the United States. As a result, we are exposed to an exchange rate risk between U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. In our fiscal 2024, the monthly average exchange rate as published by the Bank of Canada ranged from a high of US$1.00:$1.3717 to a low of US$1.00:$1.3425. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

As a result of the year-end assessment process for the year ended August 31, 2024, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. As a result of our ineffective system of internal controls over financial reporting, we had to restate our condensed interim consolidated financial statements for the three- and nine-months ended May 31, 2024 to amend a prior classification of a sale of a subsidiary as discontinued operations. We are currently working on remediating the identified material weakness. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2024.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, if we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates need for further capital until the Company achieves profitability.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Risks Related to Our Securities

The continued sale of our common shares will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares, also referred to in our Articles of Amendment as common shares, which are issuable in four series, of which an unlimited number are designated as Voting Common Shares - Series Founder, an unlimited number are designated as Voting Common Shares - Series Investor 1, an unlimited number are designated as Voting Common Shares - Series Investor 2 and an unlimited number are designated as Non-Voting Common Shares. All of our currently issued and outstanding common shares are Voting Common Shares - Series Founder, Voting Common Shares - Series Investor 1 and Voting Common Shares - Series Investor 2, and there is no difference in the rights and obligations of the holders of shares of those classes and (2) an unlimited number of Preferred shares without par value, issuable in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. The holders of Preferred Shares shall be entitled to receive from the amounts which we may set aside for the payment of dividends. The issuance of any such common shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding common shares. If we do issue any additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Your ownership interest will be diluted and our stock price could decline when we issue additional common shares.

We expect to issue from time to time in the future additional common shares or securities convertible into, or exercisable or exchangeable for, common shares in connection with possible financings, acquisitions, equity incentives for employees or otherwise. Any such issuance could result in substantial dilution to existing shareholders and cause the trading price of the common shares to decline.

We have a significant number of warrants which are currently exercisable for shares of our common shares, and the exercise thereof would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

To the extent such warrants are exercised, additional common shares will be issued, which will result in dilution to the holders of shares of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our common shares.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change in control.

Our Articles of Incorporation authorizes our board of directors (the “Board”) to issue an unlimited number of preferred shares, in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the Board, with such designation, rights, restrictions, conditions and limitations to attach to the preferred shares as the directors of the Corporation may determine. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred shares could diminish the rights of holders of our common shares, and therefore could reduce the value of such common shares. In addition, specific rights granted to future holders of preferred shares could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board to issue preferred shares could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common shares.

The market price and liquidity of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares began trading on the Nasdaq Capital Market in November 2020. Since then until December 3, 2024, the closing price of our common shares on the Nasdaq Capital Market has ranged from a high of US$2,416.50 to a low of US$1.54. Additionally, the liquidity of our common shares may decrease, meaning that the demand for the purchase of our shares may not be at a level that allows for your sale at a desirable price or even the then market price when if you wish to sell your common shares. The market value of our common shares will continue to fluctuate due to the impact of any of the following factors:

•	sales or potential sales of substantial amounts of our common shares;

•	the conversion into our common shares of the outstanding Series A Convertible Preferred Shares and Series B Convertible Preferred Shares;

•	announcements about us or about our competitors;

•	litigation and other developments relating to our proprietary rights or those of our competitors;

•	conditions in the marine product industry;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	change in general economic trends; and

•	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for marine product companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our common shares may not be sustained.

We do not intend to pay dividends, and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or share dividends, and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common shares. There will therefore be fewer ways in which you are able to make a gain on your investment.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Investment in our common shares is speculative and involves a high degree of risk. You may lose your entire investment.

There is no guarantee that our common shares will earn any positive return in the short term or long term. A holding of our common shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our common shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Volatility in our common shares price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our shareholders may not have access to certain information they may deem important and are accustomed to receiving from U.S. reporting companies.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for the common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business, which research and reports are not and would not be subject to our control. We currently receive research coverage by securities analysts, but industry analysts that currently cover us may cease to do so. If industry analysts cease coverage of our company, the trading price for the common shares could be materially and adversely impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price may be materially and adversely impacted. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the end of the fiscal year in which the fifth anniversary of this offering occurs, (b) in which we have total annual gross revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior February 28th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we are, or were to become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. investors in our common shares would be subject to certain adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor held common shares, such investor would be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, an additional interest charge on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are characterized as a PFIC, a U.S. investor may be able to make a “mark-to-market” election with respect to our common shares that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. investor to make a “qualified electing fund” election with respect to the shares of a non-U.S. corporation that is a PFIC if the non-U.S. corporation provides certain information to its investors, we do not currently intend to provide the information that would be necessary for a U.S. investor to make a valid “qualified electing fund” election with respect to our common shares.

We have been notified by Nasdaq that we are not in compliance with certain standards which Nasdaq requires listed companies meet for their respective securities to continue to be listed and traded on its exchange. If we are unable to regain compliance with such continued listing requirements, Nasdaq may choose to delist our securities from its exchange or may subject us to additional restrictions, which may adversely affect the liquidity and trading price of our securities.

Our securities are currently listed on Nasdaq Capital Market maintained by The Nasdaq Stock Market LLC (“Nasdaq”). On February 16, 2024, we received written notice (the “Notice”) from the Listing Qualifications Department of Nasdaq notifying us that, based on the closing bid price of our common shares for the last 30 consecutive trading days, we no longer complied with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Pursuant to the Nasdaq Listing Rules, we were provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Common Shares had to be at least US$1.00 for a minimum of 10 consecutive trading days prior to August 14, 2024, and we had to otherwise satisfy The Nasdaq Capital Market’s requirements for listing.

On August 15, 2024, we received a staff determination letter (the “Determination Letter”) from Nasdaq notifying us that we had not regained compliance with the Minimum Bid Price Requirement by August 14, 2024, and are not eligible for a second 180-day period due to our failure to comply with the minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market. The Determination Letter had no immediate effect on the listing of the Company’s common shares on the Nasdaq Capital Market. We filed a hearing request that automatically stayed the suspension and delisting action pending the hearing and the expiration of any additional extension period granted by the Nasdaq Hearing Panel (the “Panel”) following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel had the authority to grant an extension not to exceed 180 days from the date of the Determination Letter.

On October 3, 2024, we met with the Panel, and following such meeting it granted our request for the continued listing of our common shares on Nasdaq, subject to our evidencing compliance with all applicable criteria for initial listing on The Nasdaq Capital Market, and certain other interim conditions, which include the implementation of the October 8, 2024 1:9 reverse stock split and satisfaction of Nasdaq continued listing rules including the bid price rule for (i) a minimum of ten consecutive business days following October 8, 2024, and (ii) a minimum of twenty consecutive business days. On November 5, 2024, we were able to satisfy the foregoing criteria for continued listing which was confirmed by the Panel. However, the Panel also advised us that it would impose a Discretionary Panel Monitor, in application of Listing Rule 5815(d)(4)(A), for a period of one year to ensure that the Company maintains long-term compliance with all of the Exchange’s continued listing requirements. Should the Company fail to maintain compliance with any continued listing requirement, Nasdaq may issue another Determination Letter and promptly schedule a new hearing with the Panel. A delisting would likely have a negative effect on the liquidity and market price of our common shares and may impair your ability to sell or purchase our common shares when you wish to do so.

If Nasdaq delists our common shares from trading on its exchange and we are not able to list our common shares on another national securities exchange, our common shares may be quoted on an over-the-counter market. However, if this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•	a determination that our common shares are a “penny stock”, which will require brokers trading in such common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for, our securities if our securities are de-listed from Nasdaq. Delisting would likely also reduce the visibility, liquidity and value of our securities, including as a result of reduced institutional investor interest in our company, and may increase the volatility of our securities.

In an effort to regain compliance with the Minimum Bid Price Requirement, we recently enacted two reverse stock splits that had the practical effect of a 1:135 reverse stock split. We may need to enact additional reverse stock splits to regain compliance if we fail to meet the Minimum Bid Price Requirement in the future.

We enacted a 1-for-15 reverse stock split of our common shares on August 22, 2024 in an effort to regain compliance with Nasdaq’s minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) which requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”). To regain compliance, the closing bid price of the Common Shares has to be at least US$1.00 per share for a minimum of 10 consecutive trading days and, at Nasdaq’s discretion, up to 20 consecutive trading days. In an effort to regain compliance with the Minimum Bid Price Requirement, we enacted a two reverse stock splits on a cumulative 1-for-135 basis, the last of which occurred on October 8, 2024. While this action was sufficient to ensure that we maintain a minimum bid price for our common shares above US$1.00 for a minimum of twenty consecutive business days by or before November 4, 2024 as required by Nasdaq, there are no assurances that we will maintain such compliance in the future. If we have to enact a third reverse stock split to maintain compliance in the future, we may not be able to do so as the Panel may object to such a third reverse stock split or we may not have sufficient room for a reverse stock split as Nasdaq does not allow for an automatic 180-day compliance period for companies that enact reverse stock splits in a three-year period that aggregate to a total of greater than 1-for-250. Even if we enacted a third reverse stock split, the public markets could view any such future reverse stock split negatively, and the per share price of our common shares could be adversely affected.

All references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants and options in this Annual Information Form have been adjusted to reflect both reverse stock splits. Comparative references to the above have also been adjusted to reflect the two reverse stock splits.

DIVIDENDS AND DISTRIBUTIONS

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board’s discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Our Articles of Incorporation provides that our authorized capital consists of two (2) classes of shares, being an unlimited number of common shares without par value, issuable in four series, of which an unlimited number are designated as Voting Common Shares - Series Founder, an unlimited number are designated as Voting Common Shares - Series Investor 1, an unlimited number are designated as Voting Common Shares - Series Investor 2 and an unlimited number are designated as Non-Voting Common Shares, and we are also authorized to issue an unlimited number of preferred shares without par value, in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Rights, Preferences and Restrictions Attaching to Our Shares

Our Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Voting Common Shares:

•	Voting Common Shares carry the right to vote at every shareholders’ meeting and receive a notice of meeting; each shareholder has one vote per share during the meeting;

•	Voting Common Shares carry the right to receive any dividend;

•	Voting Common Shares have the right to share the remainder of the assets in the event of the liquidation or dissolution of the Corporation.

Our Non-Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Non-Voting Common Shares:

•	Non-Voting Common Shares do not carry the right to vote at shareholder meetings or to receive notice of such meetings;

•	Non-Voting Common Shares carry the right to receive any dividend;

•	Non-Voting Common Shares have the right to share the remainder of the assets in the event of the liquidation or dissolution of the Corporation.

The directors of the Corporation may at any time and from time to time issue the Preferred Shares in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors, with such designation, rights, restrictions, conditions and limitations to attach to the Preferred Shares as the directors of the Corporation may determine.

To date, the Corporation has created:

Series A Preferred Shares

By certificate of amendment dated December 13, 2023, the Corporation created the Series A Convertible Preferred (the “Series A Preferred Shares”). Pursuant to a private placement which closed on December 21, 2023, the Series A Preferred Shares were limited to 6,000 shares in total and each Series A preferred share had a stated Value equal to $1,000. Holders of the Series A Preferred Shares are not entitled to receive any dividends, however as long as any Series A Preferred Shares remain outstanding, the Corporation is prohibited from declaring any dividends or making any distributions on any securities junior to the Series A Preferred Shares.

The Series A Preferred Shares have no voting rights except if the Corporation proposes to (i) alter or adversely change the prior preferences given to the Series A Preferred Shares, (ii) authorize or create any class of shares ranking as to dividends, redemption or distribution any rights senior to or pari-passu with the Series A Preferred Shares, (iv) increase the number of authorized preferred shares, or (v) enter into any agreement with respect to any of the foregoing.

Upon liquidation, dissolution or winding-up of the Corporation, holders of Series A Preferred Shares would be entitled to receive, an amount equal to the stated value plus accrued and unpaid dividends thereon and such payments would be made before any distribution or payment is made to the holders of any junior securities.

Each Series A Preferred Share is convertible, at any time and from time to time, after they are issued, at the option of the holder into that number of Common Shares determined by dividing the stated value of such Series A Preferred Shares by the conversion price. The conversion price shall be equal to $1.05 subject to any adjustments otherwise provided in the articles of amendment. However, the conversion price in connection with a forced conversion would be the lesser of the then price and 80% of the average VWAP during the five trading days ending on and including the forced conversion date. In no event, shall the conversion price be less than $0.30, subject to adjustment.

The Series A Preferred Shares are subject to a forced conversion on the one-year anniversary date of original issue pursuant to which the Corporation shall deliver a written notice to all holders of Series A Preferred Shares to cause each holder to convert all or part of such holder’s Series A Preferred Shares plus all liquidated damage and other amounts due in respect of the Series A Preferred Shares.

The Series A Preferred Shares also contain a number of negative covenants that prevent the Corporation for taking various actions which would adversely affect any rights of the holders of Series A Preferred Shares including, without limitation, (i) amending its charter documents,(ii) repurchasing or offering to dividends or distributions on junior securities of the Corporation, or (iv) enter into any agreements with respect to any of the foregoing.

The Corporation also has the right to redeem all but not less than all of the stated value of the Series A Preferred Shares then outstanding in cash at a price equal to 120% of the stated value being redeemed as of the redemption date. The Series A Preferred Shares also have adjustment mechanisms in order to insure that upon any splits or reverse splits any appropriate adjustment shall be made to the conversion price and to the number of common shares and contain specific adjustments for any equity sales which are issued below the then set price.

Series B Preferred Shares

By certificate of amendment dated January 15, 2024, the Corporation created the Series B Convertible Preferred (the “Series B Preferred Shares”). Pursuant to a private placement which closed on January 19, 2024, the Series B Preferred Shares were limited to 3,000 shares in total and each Series B preferred share had a stated Value equal to $1,000. Holders of the Series B Preferred Shares are not entitled to receive any dividends, however as long as any Series B Preferred Shares remain outstanding, the Corporation is prohibited from declaring any dividends or making any distributions on any securities junior to the Series B Preferred Shares.

The Series B Preferred Shares have no voting rights except if the Corporation proposes to (i) alter or adversely change the prior preferences given to the Series B Preferred Shares, (ii) authorize or create any class of shares ranking as to dividends, redemption or distribution any rights senior to or pari-passu with the Series B Preferred Shares, (iv) increase the number of authorized preferred shares, or (v) enter into any agreement with respect to any of the foregoing.

Upon liquidation, dissolution or winding-up of the Corporation, holders of Series B Preferred Shares would be entitled to receive, an amount equal to the stated value plus accrued and unpaid dividends thereon and such payments would be made before any distribution or payment is made to the holders of any junior securities.

Each Series B Preferred Share is convertible, at any time and from time to time, after they are issued, at the option of the holder into that number of Common Shares determined by dividing the stated value of such Series B Preferred Shares by the conversion price. The conversion price shall be equal to $1.05 subject to any adjustments otherwise provided in the articles of amendment. However, the conversion price in connection with a forced conversion would be the lesser of the then price and 80% of the average VWAP during the five trading days ending on and including the forced conversion date. In no event, shall the conversion price be less than $0.30, subject to adjustment.

The Series B Preferred Shares are subject to a forced conversion on the one-year anniversary date of original issue pursuant to which the Corporation shall deliver a written notice to all holders of Series B Preferred Shares to cause each holder to convert all or part of such holder’s Series B Preferred Shares plus all liquidated damage and other amounts due in respect of the Series B Preferred Shares.

The Series B Preferred Shares also contain a number of negative covenants that prevent the Corporation for taking various actions which would adversely affect any rights of the holders of Series B Preferred Shares including, without limitation, (i) amending its charter documents,(ii) repurchasing or offering to repurchase or otherwise require more than a de minimus number of common shares, (iii) pay cash dividends or distributions on junior securities of the Corporation, or (iv) enter into any agreements with respect to any of the foregoing.

The Corporation also has the right to redeem all but not less than all of the stated value of the Series B Preferred Shares then outstanding in cash at a price equal to 120% of the stated value being redeemed as of the redemption date. The Series B Preferred Shares also have adjustment mechanisms in order to insure that upon any splits or reverse splits any appropriate adjustment shall be made to the conversion price and to the number of common shares and contain specific adjustments for any equity sales which are issued below the then set price

MARKET FOR SECURITIES

Trading Price and Volume of Trading of Common Shares

The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes of the Common Shares of Vision Marine on the Nasdaq Capital Market as reported by sources Vision Marine believes to be reliable for the periods indicated and adjusted to reflect the 1 for 15 reverse stock split on August 22, 2024 and the 1 for 9 reverse stock split on October 8, 2024:

	Price Range (US$)
2024	High	Low	Close	Trading Volume
January	155.25	93.15	103.68	27,294
February	136.35	99.90	106.65	11,005
March	108.00	76.95	80.325	8,122
April	97.20	67.50	82.35	11,597
May	103.95	75.60	84.24	9,334
June	102.60	63.45	94.50	40,848
July	78.30	54.00	55.08	19,083
August	67.50	20.79	22.23	190,575
September	26.73	4.941	5.175	6,288,799
October	5.35	2.69	3.36	6,154,255
November	4.07	2.08	2.20	27,493,300
December (as of December 3, 2024]	2.72	1.54	1.80	8,892,900

Prior Sales

The following table sets forth, for each class of securities of the Corporation that are outstanding but not listed or quoted on a marketplace, the price at which securities of the class have been issued during the financial year ended August 31, 2024 and the number of securities of the class issued at that price and the date on which the securities were issued.

Class of Securities	Issue Price or Exercise Price $		Number of Securities Issued	Date of Issue
Series A Convertible Preferred Shares	US$	1,000	3,000	December 21, 2023
Series B Convertible Preferred Shares	US$	1,000	3,000	January 17, 2024
Warrants		$191.23	2,763	September 20, 2023
Warrants		$191.23	1,023	December 21, 2023
Warrants	US$	141.75	21,169	December 21, 2023
Warrants	US$	141.75	21,165	January 17, 2024
Options		$612.43	371	December 29, 2023
Options		$138.47	371	January 26, 204
Pre-Funded Warrants		$0.001	475	August 22, 2024

As at the date of this Annual Information Form, the Corporation has 7,858 Options, 63,118 Warrants and 475 Pre-Funded Warrants issued and outstanding.

ESCROWED SECURITIES AND SECURITIES SUBJECT
TO CONTRACTUAL RESTRICTION ON TRANSFER

As at the date of this Annual Information Form, no Common Shares are being held in escrow and no other securities are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name, province and country of residence of the current officers and directors of the Corporation, the periods during which they have served as officers or directors and their principal occupations for the past five years. The term of office of each director will expire at the end of the next annual meeting of shareholders of the Corporation.

Name, Province and Country of Residence	Positions and Offices with the Corporation	Principal Occupation during the Past Five years
Alexandre Mongeon Québec, Canada	Chief Executive Officer, Co-Chairman and President	Chief Executive Officer of the Corporation
Anthony Edward Cassella, Jr. Florida, United States	Director	Executive Vice President Finance and Chief Accounting Officer of MarineMax, Inc. (February 2023 – Present)
Raffi Sossoyan Québec, Canada	Chief Financial Officer	Chief Financial Officer of Valtech Fabrication Inc. (2018 – 2021) Vice-President, Corporate Treasury of Velan Inc. (2021 to 2023) Chief Financial Officer of the Corporation (2024 to Present)
Xavier Montagne Québec, Canada	Chief Technology Officer and Chief Operating Officer	Chief Executive Officer of MAC Engineering SASU (2015 – 2021) Chief Technology Officer and Chief Operating Officer of the Corporation (2021 to Present)
Steve P. Barrenechea California, United States	Director	Consultant
Dr. Philippe Couillard Québec, Canada	Director	Member of board of directors of Atlantic Salmon Federation (2020 – Present) Member of board of directors of Carebook Technologies Inc (2020 – Present)
Luisa Ingargiola Florida, United States	Director	Chief Financial Officer of Avalon GloboCare (February 2017 - Present)
Director of Progress Acquisition Corp. (November 2020 - Present)
Director of ElectraMeccanica Vehicles Corp. (March 2018 - Present)
Director of AgEagle Aerial Systems Inc. (May 2018 - Present)

As of the date hereof, the directors and officers of the Corporation, as a group, beneficially own, control or direct, directly or indirectly, 53,181 Common Shares representing approximately 2.2% of the issued and outstanding Common Shares. The information as to the number of Common Shares beneficially owned and controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers of the Corporation individually.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)            while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)            after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)            while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

The Corporation has adopted a written code of ethics (the “Code”). The Code is available from the Corporation upon request.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of a company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, if a director of a company also serves as a director or officer of another company engaged in similar business activities to the first company, that director must comply with the conflict of interest provisions of the Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors that evoke such a conflict.

The Audit Committee will monitor compliance with the Code by receiving reports from management as to any actual or alleged violations, as appropriate. In accordance with the provisions of the Code and applicable corporate law, any director or executive officer who holds a material interest in a proposed transaction or agreement involving the Corporation will be required to disclose that interest to the Audit Committee and abstain from voting on approval of such transactions as appropriate.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Corporation, Vision Marine is not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party. As of the date of this Annual Information Form, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there were no material interests, direct or indirect, of any directors or executive officers of the Corporation, any person or company which beneficially owns or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares of the Corporation, or any known associate or affiliate of such persons, in any transaction within the last three financial years of the Corporation, or during the current financial year which has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

Our common shares are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

MATERIAL CONTRACTS

In addition to the contracts described elsewhere in this Annual Information Form, the following are summaries of each material contract to which we are a party for the two years preceding the date of this Annual Information Form.

January 2023 Securities Purchase Agreement

On January 20, 2023, the Corporation entered into a securities purchase agreement with institutional investors for the purchase and sale of 11,439 common shares and 1,465 pre-funded warrants to purchase common shares, in lieu of purchasing common shares, in a registered direct offering (the “January Registered Direct Offering”). The common shares were offered by the Corporation pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “January Private Placement” and together with the January Registered Direct Offering, the “January Offering”), the Corporation agreed to issue to the investors warrants to purchase up to 12,903 common shares. On January 24, 2023, the Corporation closed on a portion of the January Offering for the issuance and sale of 4,108 of its common shares and warrants to purchase up to 4,108 common shares, for gross proceeds of approximately US$2.3 million. One of the investors in the January Offering defaulted on its obligation to purchase an aggregate of 8,798 common shares and pre-funded warrants, and warrants to purchase up to 8,798 common shares. Such investor has not yet paid the purchase price for such securities and the Corporation is pursuing legal action against the investor.

In connection with the January Offering, and pursuant to a placement agency agreement between the Corporation and Roth Capital Partners, LLC (“Roth”), the Corporation paid Roth an aggregate cash fee equal to 6% of the gross proceeds in the January Offering, except that Roth received a cash fee equal to 3% with respect to the gross proceeds from one of the purchasers in the January Offering.

February 2023 Securities Purchase Agreement

On February 17, 2023, the Corporation entered into a securities purchase agreement with one institutional investor for the purchase and sale of 3,520 of the Corporation’s common shares at a purchase price of US$568.35 per common share, in a registered direct offering (the “February Registered Direct Offering”). The common shares were offered by the Corporation pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement, the Corporation issued to the investor warrants to purchase up to 3,520 common shares (the “February Private Placement” and together with the February Registered Direct Offering, the “February Offering”). The warrants have an exercise price of US$568.35 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the February Offering, and pursuant to a placement agency agreement between the Corporation and Roth, the Corporation paid Roth an aggregate cash fee equal to 3% of the gross proceeds in February Offering.

April 2023 Securities Purchase Agreement

On April 19, 2023, the Corporation entered into a securities purchase agreement with institutional investors for the purchase and sale of 2,826 of the Corporation’s common shares at a purchase price of US$568.35 per common share, in a registered direct offering (the “April Registered Direct Offering”). The common shares were offered by the Corporation pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “April Private Placement” and together with the April Registered Direct Offering, the “April Offering”), the Corporation issued to the investors warrants to purchase up to 2,826 common shares. The warrants have an exercise price of US$568.35 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

June 2023 Securities Purchase Agreement

On June 14, 2023, the Corporation entered into a securities purchase agreement with institutional investors for the purchase and sale of 3,659 of the Corporation’s common shares at a purchase price of US$546.75 per common share, in a registered direct offering (the “June Registered Direct Offering”). The common shares were offered by the Corporation pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “June Private Placement” and together with the June Registered Direct Offering, the “June Offering”), the Corporation issued to the investors warrants to purchase up to 3,659 common shares. The warrants have an exercise price of US$546.75 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the June Offering, the Corporation paid Bancroft Capital LLC (“Bancroft”), as placement agent in the June Offering, an aggregate cash fee equal to 6.5% of the gross proceeds in the June Offering, except that Bancroft received a cash fee equal to 3% with respect to the gross proceeds from purchasers introduced by the Corporation to Bancroft. Additionally, the Corporation issued to Bancroft or its designees, warrants to purchase 147 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of US$601.425 per common share, and will expire three years from the date of issuance.

July 2023 Securities Purchase Agreement

On July 31, 2023, the Corporation entered into a securities purchase agreement with institutional investors for the purchase and sale of 3,662 of the Corporation’s common shares at a purchase price of US$546.75 per common share, in a registered direct offering (the “July Registered Direct Offering”). The common shares were offered by the Corporation pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “July Private Placement” and together with the July Registered Direct Offering, the “July Offering”), the Corporation issued to the investors warrants to purchase up to 3,662 common shares. The warrants have an exercise price of US$546.75 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the July Offering, the Corporation paid Bancroft, as placement agent in the July Offering, an aggregate cash fee equal to 6.5% of the gross proceeds in the July Offering, except that Bancroft received a cash fee equal to 3% with respect to the gross proceeds from purchasers introduced by the Corporation to Bancroft. Additionally, the Corporation issued to Bancroft or its designees, warrants to purchase 147 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of US$601.425 per common share, and will expire three years from the date of issuance.

September 2023 Private Placement

Subscription Agreement

On September 18, 2023, the Corporation entered into a subscription agreement with investors for the purchase and sale of 2,763 of the Corporation common shares at a purchase price of US$546.75 per share, in a private placement offering (the “September Private Placement”) exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder. Each common share issued in the September Private Placement was accompanied by a warrant to purchase one common share. The warrants have an exercise price of US$546.75 per common share, are exercisable six months from the date of issuance, and will expire three years from the date of issuance.

In connection with the September Private Placement, and pursuant to an agency agreement between the Corporation and iA Capital Markets, a division of iA Private Wealth Inc. (“iA Capital”), the Corporation paid iA Capital a cash fee equal to 6.0% of the gross proceeds in the September Private Placement.

Registration Rights Agreement

In connection with the September Private Placement, the Corporation entered into a registration rights agreement with each of the investors, pursuant to which the Corporation agreed to register under the Securities Act, the common shares sold in the September Private Placement, as well as the commons shares issuable upon exercise of the warrants issued in the September Private Placement. On October 4, 2023, the Corporation filed a registration statement on Form F-3 (File No. 333-274882) to register such shares under the Securities Act, which registration statement was declared effective by the SEC on October 17, 2023.

December 2023 Private Placement

On December 14, 2023, the Company announced that it entered into definitive securities purchase agreements with several institutional and accredited investors (the "Investors") for the sale of its preferred shares and warrants. The Corporation sold an aggregate of 3,000 shares of its non-dividend bearing Series A Convertible Preferred Shares, with a stated value of US$1,000 per share, and Warrants to purchase up to 21,169 of its common shares for aggregate gross proceeds of US$3.0 million, before deducting placement agent fees and other offering expenses. Investors were also granted an option to purchase up to an additional 3,000 shares of Series A Convertible Preferred Shares and up to an additional 21,169 Warrants for a period of six (6) months from the execution of the definitive securities purchase agreements. The shares of Series A Convertible Preferred Shares are initially convertible into an aggregate of 21,169 common shares of the Company at a conversion price of US$141.75 per share, as may be adjusted, for a period of twelve (12) months, at which time the Series A Convertible Preferred Shares becomes mandatorily convertible, subject to a potential price adjustment at maturity. The Warrants have an exercise price of US$141.75 per share and will expire five (5) years from the date of issuance. Simultaneously with the execution of the definitive securities purchase agreement, the Company has agreed to reduce the exercise price of 20,358 of its previously issued warrants from US$546.75 and US$568.35 to US$141.75, which includes certain participating investors, who have entered into warrant amendment agreements with the Company. Joseph Gunnar & Co., LLC acted as the exclusive placement agent for the offering. The offering closed on December 21, 2023.

January 2024 Private Placement

On January 18, 2024, the Company announced that it had entered into definitive securities purchase agreement with the Government of Quebec, through Investissement Québec (the "Investor") for the sale of its preferred shares and warrants. Vision Marine sold an aggregate of 3,000 shares of its non-dividend bearing Series B Convertible Preferred Shares, with a stated value of US$1,000 per share, and Warrants to purchase up to 21,165 of its common shares for aggregate gross proceeds of US$3.0 million, before deducting placement agent fees and other offering expenses. The shares of Series B Convertible Preferred Shares are initially convertible into an aggregate of 21,165 common shares of the Company at a conversion price of US$141.75 per share, as may be adjusted, for a period of twelve (12) months, at which time the Series B Convertible Preferred Shares become mandatorily convertible, subject to a potential price adjustment at maturity. The Warrants have an exercise price of US$141.75 per share and will expire five (5) years from the date of issuance.

August 2024 Warrant Exchange

21,169 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 41,858 Voting Common Shares and 475 Pre-Funded Warrants.

September 2024 Private Placement

The Corporation issued 377,778 Voting Common Shares as part of a public offering for a total cash consideration of US$3,400,000, before deducting the placement agent's fees and other estimated offering expenses.

October 2024 “At the Market” Placement

The Corporation established an “at-the-market” facility with ThinkEquity LLC for the sale of up to US$11.75 million of Voting Common Shares. Up to the date of this report, the Corporation issued 1,535,583 Voting Common Shares as part of the “at the market” public offering for a total cash consideration of US$4,963,236, less transaction costs of US$149,035.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report, valuation or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Corporation during, or related to, the year ended August 31, 2024 other than M&K CPAs, PLLC, (“M&K”), the Corporation’s auditors. M&K is independent with respect to the Corporation.

ADDITIONAL INFORMATION

Additional information including directors’ and officers’ remuneration, principal holders of the Corporation’s Common Shares, and options to purchase Common Shares, is contained in the Corporation’s management information circular prepared in connection with its most recent annual and special meeting of shareholders. Additional financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the year ended August 31, 2024, which may be found on SEDAR+ at www.sedarplus.ca.

Additional copies of this Annual Information Form, the materials listed in the preceding paragraph and, any interim financial statements which have been issued by the Corporation will be available upon request by contacting the Corporate Secretary of the Corporation at its offices at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec J7G 2A7.